TheStreet.com, Inc.
14 Wall Street, 15th floor
New York, NY 10005
tel 212 321 5000
fax 212 321 5016
www.thestreet.com

December 7, 2007

VIA EDGAR

Michael Fay
Branch Chief
United States Securities and Exchange Commission
CF/AD 5
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	TheStreet.com, Inc.
File No. 000-25779
Form 10-K: For the Fiscal Year Ended December 31, 2006
Form 10-Q: For the Quarterly Period Ended September 30, 2007

Dear Mr. Fay:

     Set forth below are the responses of TheStreet.com, Inc., a Delaware corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 26, 2007 (the “Comment Letter”). For the Staff’s convenience, each comment in the Comment Letter has been reproduced in italics above the corresponding response.

Form 10-K: For the Fiscal Year Ended December 31, 2006

Item 5: Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities,

1.

Please revise your disclosure to include the stock performance graph as required by Item 201(e) of Regulation
S-K. The new requirement to include this disclosure in the annual report was included in SEC Release 33-8732, that was effective November 7, 2006.

Michael Fay
Branch Chief
December 7, 2007

We advise the Staff that we will expand the disclosure in Item 5 to include the required stock performance graph beginning with Form 10-K for the fiscal year ending December 31, 2007. Presently, the disclosure would be in substantially the following form:

COMMON STOCK PERFORMANCE GRAPH

Set forth below is a graph comparing the cumulative total stockholder return on the Company’s common stock from December 31, 2001 through December 31, 2006 with the cumulative total return on the Nasdaq Composite Index and a self-constructed industry- specific peer group (1). The performance graph is based on closing prices on December 31st of each year other than for 2006, which is based on the closing price on December 29, 2006, the last trading day before December 31, 2006. The comparison assumes $100 was invested on December 31, 2001 in the Company’s common stock and in each of the foregoing indices and does not assume reinvestment of dividends. The closing price of TheStreet. com’s common stock on December 31, 2001, was $1.28.

Michael Fay
Branch Chief
December 7, 2007

(1)

From 2003 until the discontinuation of the Company’s institutional equity research subsidiary in June 2005, TheStreet. com operated its business in two segments: electronic publishing and securities research and brokerage. Because the Company does not believe that it has a peer industry group of companies that have had businesses in both of these segments, it uses a self-selected peer group. Four of the five companies in the selected group were chosen as representative of businesses that provide electronic publishing of financial and related content and one was chosen because it operates a broker dealer and provides equity research and other financial services to institutional clients. The peer group consists of the following companies: Bankrate, Inc. , Cnet, Inc. , EDGAR Online, Inc. , iVillage, Inc. , and MCF Corporation. For purposes of calculating the return on the peer group from May 16, 2006, the date iVillage, Inc. was acquired by NBC Universal, Inc. , the Company used $8.50, the closing price of iVillage, Inc. on that date.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Operating Expense, page 29

2.

We note that you attribute the increases in the operating expense line items to a number of different factors. Please consider quantifying the amount of the increases attributable to individual factors or the total amount of the individual component, where meaningful. For example, quantify the amount of the increase attributable to compensation related costs, revenue sharing costs, etc., (or quantify the total of each of these individual components) as discussed in the costs of services paragraph.

We advise the Staff that we will quantify the amount of the increases attributable to material individual factors beginning with Form 10-K for the fiscal year ending December 31, 2007.

Net Income, page 32

3.

Please (i) disclose how you use adjusted basic and diluted net income per share, (ii) disclose how this measure provides meaningful information to investors, (iii) provide an accompanying reconciliation of this per share information to the GAAP financial measure, and (iv) provide us your intended disclosure. You may refer to question and answer 11 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm for further information.

The Company considers this a significant non-GAAP financial measure that is used by management in assessing the business and its annual performance, and therefore, believes that it would enhance investors' ability to view operating results as management does. However, after referring to question and answer 11 of Frequently Asked Questions

Michael Fay
Branch Chief
December 7, 2007

Regarding the Use of Non-GAAP Financial Measures, we have concluded that future periodic filings will no longer include this non-GAAP financial measure.

4.

We note that you disclose non-GAAP adjusted income and non-GAAP adjusted income from continuing operations, both of which exclude stock compensation expense from GAAP amounts. Based on your disclosure on page 22, it appears that the primary reasons you provide these measures that exclude stock compensation expense is your belief that stock compensation expense “may not be indicative of [your] core operating results” and it is “not reflective of [your] day-to-day operating results.” We do not, however, believe you have provided any justification of the usefulness to investors of these measures because, among other reasons, your disclosure appears to be generic and stock compensation expense is a cost incurred by you in exchange for services that relate to your core and day-to-day results. You may refer to SFAS 123(R), “How the Conclusions of This Statement Relate to the FASB’s Conceptual Framework,” for further information. Consequently, please (i) revise your disclosure to identify substantive reasons why these non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations, (ii) expand your disclosure to include the information adjacent to the bullet points in answer 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, and (iii) provide us a copy of your proposed disclosure.

The Company considers this a significant non-GAAP financial measure that is used by management in assessing the business and its annual performance, and therefore, believes that it would enhance investors' ability to view operating results as management does. However, after referring to SFAS 123(R), “How the Conclusions of This Statement Relate to the FASB’s Conceptual Framework,” we have concluded that future periodic filings will no longer include these non-GAAP financial measures.

5.

Please also clarify your disclosure with regard to the reasons why you believe that the presentation of EBITDA provides useful information to investors regarding the registrant’s financial condition and results of operations. We believe clarified disclosure is necessary because your current disclosure is generic.

We advise the Staff that we will expand the disclosure to include the following:

The Company utilizes earnings before interest, taxes, depreciation and amortization (“EBITDA”) to evaluate the performance of its businesses. EBITDA is considered an important indicator of the operational strength of the Company’s business and it provides an indication of the Company’s ability to service debt and fund capital expenditures. EBITDA eliminates the uneven effect of considerable amounts of noncash depreciation of tangible assets and amortization of certain intangible assets that were recognized in business combinations. A limitation of this measure, however, is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s businesses. Management evaluates

Michael Fay
Branch Chief
December 7, 2007

the investments in such tangible and intangible assets through other financial measures, such as capital expenditure budgets and investment spending levels.

EBITDA should be considered in addition to, not as a substitute for, the Company’s Net Income and various cash flow measures (e.g., Cash provided by operations) as well as other measures of financial performance reported in accordance with U. S. generally accepted accounting principles (“GAAP”).

	For the Year Ended December 31,
	2006	2005
Net income	$12,868,447	$246,002
Less net interest income	(2,037,496)	(872,685)
Add taxes	422,720	124,105
Add depreciation and amortization	1,088,679	895,933
EBITDA	$12,342,350	$393,355

6.

Please revise your presentation of EBITDA from continuing operations to conform to the guidance in question and answer 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and, in addition, provide any disclosure required by question and answer 8 of the Frequently Asked Questions Regarding the Use of Non- GAAP Financial Measures.

The Company considers this a significant non-GAAP financial measure that is used by management in assessing the business and its annual performance, and therefore, believes that it would enhance investors' ability to view operating results as management does. However, after referring to the guidance in question and answer 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, and disclosure required by question and answer 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures we have concluded that future periodic filings will no longer include these non-GAAP financial measures.

Michael Fay
Branch Chief
December 7, 2007

Item 15(a): Financial Statements

Note 3: Acquisition, page F-16

7.

Please explain to us why you did not recognize any customer-related intangible asset apart from goodwill pursuant to paragraphs 39, A14.b, and A18-A21 of SFAS 141, in connection with your acquisition of Ratings. You may also refer to EITF 02-17 for further guidance. As part of your response, additionally address the following: (i) the deferred revenue you recorded appears to indicate that an order or production backlog existed, and (ii) the disclosure on page 23, that refers to the new subscribers that were added as a result of your acquisition of the assets of Ratings, appears to indicate that a customer-related intangible asset exists.

The Company contracted with an external third party, Appraisal Economics Inc., to conduct an independent valuation to identify and determine the fair value of the intangible assets of the acquired entity. Part of the Ratings subscription business acquired by the Company related to a syndication agreement whereby the Ratings data is provided as independent research to several large investment brokerages in accordance with the Global Analyst Research Settlement with the New York Attorney General’s Office. Appraisal Economics referred to this agreement as a “customer-related intangible asset” within their report and calculated a value of $870,000. This was referred to as a “syndication agreement” within the Company’s Form 10-Q.

The deferred revenue and new subscribers referred to above relate to a separate part of the acquired Ratings business in which printed guide books are sold predominately to the public library market. Subscriptions are sold on an annual basis, with updated guide books being sent each quarter. As a result, the Company acquired both subscribers and a deferred revenue balance related to the unfulfilled portion of these annual subscriptions. The conclusion reached by Appraisal Economics placed a value of $16,700 on the customer relationships for this part of the acquired business due in part to a 35% annual customer attrition rate, as well as to operating losses from the library market. Due to the de minimis value, it was not recorded separate from goodwill.

Note 11: Equity Investments, page F-21

8.	Please disclose the total intrinsic value of options exercised in accordance with paragraph A240.c(2) of SFAS 123(R).

We advise the Staff that we will quantify the total intrinsic value of options exercised beginning with Form 10-K for the fiscal year ending December 31, 2007. For the fiscal year ended December 31, 2006, this amount totaled $15,388,676.

Form 10-Q: For the Quarterly Period Ended September 30, 2007

Michael Fay
Branch Chief
December 7, 2007

Note 2. Capitalized Software and Web site Development Costs, page 6

We note that you did not capitalize Web site development costs during 2006, 2005, and 2004, but that you did capitalize $1,572,857 during the first three quarters of 2007. Please (i) briefly explain to us why there were no projects in which you were able to capitalize Web site development costs in the prior three years, (ii) describe for us each of the projects underlying the 2007 capitalized costs, (iii) quantify the amount of costs capitalized for each project, by stage, and (iv) tell us the date each stage commenced for each of the projects.

The Company's flagship Web site, TheStreet.com, is a free, advertising-supported site that provides financial news reporting and commentary for investors of all experience levels. Since the Web site’s original launch in 1996 as a subscription-based news and commentary Web site, and its re-launch in 2000 as a free, advertising-supported site, the Web site remained with relatively the same design. In 2007 the Company launched its first significant redesign efforts since 2000 and plans to launch the redesigned Web site in early 2008. In addition, as part of the Company’s efforts to broaden its reach to a new audience, it started the development of a new site, mainstreet.com, which is expected to launch in early 2008, and undertook a redesign of Stockpickr.com, which recently launched in November 2007.

The Company did not capitalize any web site development costs in the prior three years as there were no significant development projects to its existing Web sites during that period.

The Web site development projects capitalized in 2007 were as follows:

	Capitalized
	Development	Development	Estimated
Development Project	Costs	Start Date	Completion Date
TheStreet.com Web site redesign	$1,204,809	January 2007	January 2008
Stockpickr.com Web site redesign	35,150	July 2007	November 2007
Mainstreet.com Web site development	130,969	June 2007	February 2008
ETF free content center development	14,872	January 2007	June 2007
Ratings Web site and tools development	52,613	January 2007	March 2007
Promotions.com engine development
and enhancements	134,444	August 2007	June 2008
Total Capitalized Development Costs	$1,572,857

TheStreet.com Web Site Redesign

TheStreet.com Web site redesign is a significant overhaul of TheStreet.com flagship Web

Michael Fay
Branch Chief
December 7, 2007

site and includes supporting content and applications, data feeds, integration with partners and other systems that support web and email products of the company. There are two aspects to the Web site redesign. The first is a new visual design for the entire site. The second aspect is the actual development of the Web site, which includes the creation of the html/css web pages, and the programming behind these pages to make the site actually work as expected.

		Capitalized Costs
Stage	Date Started	Through 9/30
Stage 2 - Application and Infrastructure
Development Stage	May 2007	$394,468
Stage 3 - Graphics Development Stage	January 2007	810,341
Total Capitalized Costs		$1,204,809

Stockpickr.com Web site Redesign

Stockpickr.com is a social networking Web site devoted to selecting and comparing stocks and portfolios between users and experts. The site supports a tremendous amount of user interaction and a dynamic web experience. As the popularity of the site increased the site began to have performance issues while at the same time users clamored for new functionality. The purpose of this project is to: (1) improve the stability of the Stockpickr.com platform so that it could work well under current traffic conditions; (2) re-architect portions of the platform to be able to sustain future growth; and (3) add features and functionality to make a better user experience.

		Capitalized Costs
Stage	Date Started	Through 9/30
Stage 3 - Graphics Development Stage	July 2007	$35,150
Total Capitalized Costs		$35,150

Mainstreet.com Web site Development

MainStreet.com is a news-driven personal finance content portal that will allow users to connect with others within the MainStreet.com community. It will deliver a timely, relevant and interactive experience through a unique combination of news, community and evergreen content.

		Capitalized Costs
Stage	Date Started	Through 9/30
Stage 2 - Application and Infrastructure
Development Stage	June 2007	$75,527
Stage 3 - Graphics Development Stage	June 2007	20,000
Stage 4 - Content Development Stage	July 2007	35,442
Total Capitalized Costs		$130,969

Michael Fay
Branch Chief
December 7, 2007

ETF Free Content Center Development

The ETF free content center project was the creation of a new mini-site focused on ETF content. The creation of a mini-site improves the Company’s ability to sell advertising specifically targeted to ETF content, and provides a landing page for the portion of our audience most interested in ETF content.

		Capitalized Costs
Stage	Date Started	Through 9/30

Stage 2 - Application and Infrastructure
Development Stage	January 2007	$14,872
Total Capitalized Costs		$14,872

Ratings Web site and Tools Development

In August 2006, the Company acquired substantially all of the assets and certain liabilities of Weiss Ratings, Inc. (“Ratings”), a wholly owned subsidiary of Weiss Group, Inc. that provides independent ratings and evaluations of mutual funds, exchange-traded funds, stocks and financial institutions, including insurers, healthcare providers, banks and savings and loans. In early 2007, the Company commenced an initiative to develop and enhance the way users access the Ratings Web site and buy Ratings related content, and commenced several Web site and tool development projects.

		Capitalized Costs
Stage	Date Started	Through 9/30

Stage 2 - Application and Infrastructure
Development Stage	January 2007	$52,613
Total Capitalized Costs		$52,613

Promotions.com Engine Development and Enhancements

In August, 2007, The Company acquired Corsis Technology Group II, LLC (“Corsis”). Corsis manages the advertising contracts of third-party companies covering online promotions and direct marketing programs that are integrated with the marketing initiatives of the third-party companies’ customers. It also assists certain businesses in the creation and development of Web sites, digital commerce, and platforms. Subsequent to the acquisition, the Company took the initiative to begin to enhance the Promotion engines, which are fully-functional online promotional modules that are readily provisioned and re-usable by customers so that we may launch and maintain standard types of online promotions, such as sweepstakes, instant win games and contests.

Michael Fay
Branch Chief
December 7, 2007

		Capitalized Costs
Stage	Date Started	Through 9/30
Stage 2 - Application and Infrastructure
Development Stage	August 2007	$134,444
Total Capitalized Costs		$134,444

Note 3: Acquisition, page 7

Acquisition of Stockpickr

10.

Please tell us the amount of your initial investment in Stockpickr and the method in which you accounted for it during the first quarter of 2007. In addition, explain to us why your method of accounting is appropriate, including your consideration of FIN 46(R). Refer to paragraph 4(h) of FIN 46(R) with regard to whether any exception was available to you, paragraph 5 with regard to whether Stockpickr was a variable interest entity, and paragraphs 14-15 with regard to whether consolidation by you of Stockpickr was appropriate.

Stockpickr was jointly developed by TheStreet.com and A.R. Partners, LLC (“A.R. Partners”) and launched in January 2007 for a nominal investment by each party ($25,000 each). TheStreet.com and A.R. Partners originally had 49.9 percent and 50.1 percent ownership, respectively. TheStreet.com paid $5 million to A.R. Partners on April 25, 2007 for A.R. Partners remaining 50.1 percent interest of the Company.

As Stockpickr was a very recently formed start-up (with deminimus activity-sales of $110,000 and expenses of $100,000) for the four full months of operations, the majority of the purchase price reflects the unique idea of combining financial analysis with social networking, and possible future profitability that might be derived. This business model had not yet been proven to be commercially viable, and as a start-up company, had not had sufficient time to develop significant levels of intangible assets that meet the requirements of SFAS 141 for recognition apart from goodwill. In the opinion of Appraisal Economics, the majority of the purchase price stemmed from goodwill, which was the result of activity on the site from members who do not pay a fee, as well as synergies that can be derived and monetized from combination with the operations of TheStreet.com.

Since the formation of the joint venture, the emphasis on the business was to develop the framework of the business model and advance the development of the Stockpickr platform and website concept. During the initial period (four months), Stockpickr had substantially no operations, nor assets.

The initial transaction was accounted for as a joint venture. Such accounting treatment was appropriate since each party made equal capital contributions and all significant business and operating decisions require joint approval of both venture partners. The

Michael Fay
Branch Chief
December 7, 2007

joint venture has met the scope exception of Fin 46(R) paragraph 4 (h) item 1. Since each of the joint venture partners were not related parties, paragraph 4 (h) items 2 and 3 are not applicable. Paragraph 4 (h) item 4 does not apply since Stockpickr does not engage in securitization transactions.

The Company analyzed paragraph 5 of Fin 46(R) and determined that consolidation is not required due to the following; (1) based upon the Joint Venture Agreement, the joint venture partners were not required to provide any funding above their initial contribution and the joint venture operations did not require additional funding (2) the joint venture partners share in losses and residual returns in proportionate to their ownership interests and (3) all joint venture partners retain voting rights in proportion to their ownership interests. Partners have no obligations to fund losses. As noted above, all important business and operating decisions require joint approval of each partner.

The Company also analyzed paragraphs 14-15 of Fin 46(R) and determined consolidation is not required, since the Company will not absorb a majority of the joint venture losses and residual returns are proportionate to their ownership interest. Additionally, the Company is not the primary beneficiary of the joint venture.

In April 2007, the Company concluded that the Stockpickr business model would be complimentary to theStreet.com operations and therefore, agreed to buy out the remaining 50.1 percent ownership interest in the joint venture. Given that TheStreet.com believed there was value to the Stockpickr concept, the Company believed the remaining interest should be purchased now rather than at a higher multiple in the future, should the site develop successfully.

Alternatively, since the original formation date of Stockpickr through the date TheStreet.com purchased their remaining interest in the entity, operations of Stockpickr were inconsequential. As a result, any determination to consolidate the operations of Stockpickr, would have had no impact on the operations of Thestreet.com as the total assets of Stockpickr were less than $50,000 and net income was $10,000.

11.

Please explain to us how you determined that software is the only intangible asset that shall be recognized as an asset apart from goodwill, pursuant to paragraph 39 of SFAS 141. In addition, provide us a copy of the acquisition agreement and any employment contract of James Altucher, president and founder of Stockpickr LLC, a wholly owned subsidiary of TheStreet.com. If there is an employment contract, explain to us why it was not recognized as an asset apart from goodwill.

The Company contracted Appraisal Economics to conduct an independent valuation to identify and determine the fair value of any intangible assets of Stockpickr. Several areas were examined but ultimately concluded do not meet the SAS 141 criteria for recognition apart from goodwill, and their reasons for reaching their conclusions, were:

Michael Fay
Branch Chief
December 7, 2007

(i)

Advertiser relationships – For advertiser relationships to constitute an intangible asset apart from goodwill, they must be important to the operation of the business and must impart some measurable monetary advantage to its owner. The existing advertisers lack material history of doing business with Stockpickr, and there is no indication that these specific advertisers will continue to advertise with Stockpickr for any length of time. As the operations of Stockpickr will be completely integrated with those of TheStreet.com, it is likely that TheStreet.com will use Stockpickr as another place to locate its own advertisers. Due to the start-up nature of Stockpickr, its relationships with advertisers have not had the time and opportunity to accrue significant value. For these reasons, Appraisal Economics concluded that the advertiser relationships of Stockpickr did not meet the criteria for recognition as an intangible asset apart from goodwill.

(ii)

Trademarks and URL’s – Stockpickr has registered the name “Stockpickr” and the uniform resource locator “www.stockpickr.com”. Similar to the advertiser relationships, Stockpickr lacks the history, size or traffic that would prevent another start-up from easily and cheaply achieving the same level of traffic and recognition as Stockpickr did in a short period of time. As the trademark and URL do not yet impart any monetary advantage, no value was assigned to these assets apart from goodwill.

(iii)

Covenants not to compete – As of the valuation date, the sellers are subject to non-compete agreements, 12 months in duration, which form a component of their employment contracts. Appraisal Economics considered the following factors in determining the value of the covenants not to compete:

Whether, in the absence of the agreements, the sellers would desire to compete with Stockpickr;

The ability of the sellers to effectively participate in competitive activities with TheStreet.com; and

The avenues and feasibility of effective competition within the time specified, and the number of potential competitors other than TheStreet.com.

The value of the covenants not to compete is most importantly linked with the earnings and cash flow of the Company that are protected by the agreements. The amount of business protected by the agreements is estimated as the amount of earnings and resulting cash flow that would likely be lost to competition in the absence of the agreements during the protected period. As a result of Appraisal Economics’ conversations with management, they determined that the sellers restricted by the covenants not to compete would be unable to effectively compete within the time period governed by the non-compete agreements.

Although the sellers possess valuable information and could ultimately impact TheStreet.com’s revenues and profits by engaging in competition due to their experience and knowledge in the development of the site, there is a significant

Michael Fay
Branch Chief
December 7, 2007

overlap in advertising relationships with TheStreet. com. Many of these advertiser relationships were also possessed by TheStreet. com prior to the acquisition of Stockpickr, and as such it is highly unlikely the sellers would be able to reenter the business by taking away advertisers from TheStreet. com. As the non-compete agreements are only in force for 12 months, it is reasonable to expect that in the absence of the non-compete agreements, the sellers would not be able to have a material impact on TheStreet. com’s operations during the relevant time period. Consequently, Appraisal Economics assigned no value to the covenants not to compete.

We advise the Staff that James Altucher was not a party to an employment agreement with Stockpickr LLC (“Stockpickr”) prior to the Company’s acquisition of Stockpickr on April 25, 2007. The Company considered the guidance contained in FAS 141 paragraph 39 in determining the proper accounting treatment as it related to Mr. Altucher’s at will employment with Stockpickr prior to the Company’s acquisition of Stockpickr. Under paragraph 39 of FAS 141, “an assembled workforce shall not be recognized as an intangible asset apart from goodwill.” Accordingly, we believe that the proper accounting treatment was applied to Mr. Altucher’s contributions as a non-contractual, at will employee prior to the acquisition. Subsequent to the acquisition, Mr. Altucher entered into an employment agreement with the Company to serve as President of Stockpickr which is provided as an attachment hereto.

Acquisition of Corsis Technology

12.

Please explain to us how you determined the estimated value of the customer relationships acquired in connection with the acquisition of Corsis Technology Group II LLC (“Corsis”) and provide us any underlying valuation. In addition, we note that you characterized this asset as a “customer list” in the notes to the unaudited pro forma condensed consolidated financial statements. We are unclear why this characterization is appropriate since a customer list does not generally arise from contractual or other legal rights and Corsis’s revenues are derived principally from management contracts (as disclosed in it the notes to its financial statements). You may refer to paragraph A18 of SFAS 141 for guidance.

The Company contracted Appraisal Economics to conduct an independent valuation to identify and determine the fair value of any intangible assets of Corsis Technology Group II LLC (“Corsis”). As requested, attached please find a copy of Appraisal Economics underlying valuation of the Corsis customer relationships. Appraisal Economics utilized

Michael Fay
Branch Chief
December 7, 2007

an income approach to value client relationships. They calculated the fair value by applying the following methodology:

  Calculate future revenue from existing client relationships over an appropriate projection period;

  Apply estimated EBIT margins to calculate operating income attributable to existing clients;

  Apply estimated income taxes to compute net operating income (after-tax);

  Calculate excess net operating earnings after providing for a fair return on identified assets, that is, tangible fixed assets and net other assets, as well as an appropriate return on contributing intangible assets (the Non-Compete Agreements, the software, and the trademark); and

  Compute the present value of the after-tax excess earnings using an intangible asset discount rate and a tax amortization benefit calculation.

We advise the Staff that the “customer relationships” as described in the foregoing valuation discussion are the same assets described as “customer lists” in the Notes to the Audited Financials filed on Form 8-K/A by the Company on October 16, 2007. We will characterize all such assets as “customer relationships” in future filings to ensure consistency among the Company’s periodic filings.

13.	Please explain to us the reason for Corsis’s days’ sales outstanding in accounts receivable increased from approximately 41 days at December 31, 2006 to 131 days at June 30, 2007.

The increase in accounts receivable as of June 30, 2007 as compared to December 31, 2006 is predominately due to one customer that owed Corsis approximately $2.1 million as of June 30, 2007. A significant portion of this debt was settled prior to TheStreet.com’s acquisition of Corsis on August 2, 2007.

14.

Please provide us a copy of exhibit D-1 and exhibit D-2 to your member interest purchase agreement dated August 2, 2007 and explain to us in detail why these employment contracts were not recognized as an asset apart from goodwill.

We advise the Staff that neither Gregg Alwine nor David Barnett was a party to an employment agreement with Corsis Technology Group II LLC (“Corsis”) prior to the Company’s acquisition of Corsis on August 2, 2007. The Company considered the guidance contained in FAS 141 paragraph 39 in determining the proper accounting treatment as it related to Mr. Alwine’s and Mr. Barnett’s at will employment with Corsis

Michael Fay
Branch Chief
December 7, 2007

prior to the Company’s acquisition of Corsis. Under paragraph 39 of FAS 141, “an assembled workforce shall not be recognized as an intangible asset apart from goodwill.” Accordingly, we believe that the proper accounting treatment was applied to Mr. Alwine’s and Mr. Barnett’s contributions as non-contractual, at will employees prior to the acquisition. Subsequent to the acquisition, Mr. Alwine and Mr. Barnett entered into employment agreements with the Company to serve as Co-Presidents of Corsis; the agreements are provided as attachments hereto.

15.

Please explain to us how you determined the estimated fair value of the software models acquired as part of the Corsis acquisition. We note that the estimated fair value of the software models is only 3% of the total purchase price; however, your reference to a “robust technology platform” in your August 20, 2007 press release appears to indicate that the software models had much greater value.

The Company contracted Appraisal Economics to conduct an independent valuation to identify and determine the fair value of any intangible assets of Corsis Technology Group II LLC (“Corsis”).

Appraisal Economics analyzed the software models using a replacement cost approach (COCOMO II). This model estimates the effort required to recreate the existing code of the software by taking its source lines of code (SLOC) and adjusting it for scale and effort.

The acquired software models require significant enhancement in order to meet the current demands of the business. As noted in the response to comment 9 above, the Company began this process shortly after the Corsis acquisition in August 2007 and has capitalized approximately $135,000 of development costs as of September 30, 2007.

We advise the Staff that the term “robust” as used to describe the technology platform in the press release dated August 20, 2007 was intended to (i) describe the capacity of the acquired technology infrastructure upon which the Company would support future development and (ii) was a reference to the technological profile of Corsis as a whole, of which the software models were one component. Consequently, the characterization of the technology platform as “robust” was not intended to describe the relative size of the technology platform as a percentage of the total assets acquired.

16.	Please explain to us how you determined the amount that you allocated to deferred revenue and provide any underlying valuation analysis.

The Corsis customer base, which includes several significant customers, is comprised of many long-standing customers whereby the costs to maintain these customer relationships and/or renew the terms of their annual service agreements is nominal. The amount allocated to deferred revenue equaled actual amounts previously billed by Corsis (in accordance with the terms of the services agreement) for which there was a contractual obligation to perform services at future points in time. Over 90% of the

Michael Fay
Branch Chief
December 7, 2007

balance related to advanced billing / payments to only two long-standing customers that have a continuing relationship with Corsis. The amounts billed equaled anticipated direct costs, estimated overhead, and a normal profit margin. These renewal billings required no selling efforts.

The Company hereby confirms as follows:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Staff’s comments, or require additional information, please contact the undersigned at (212) 321-5230, or Eric Ashman, our Chief Financial Officer, at (212) 321-5484.

Very truly yours,

/s/ Teresa F. Santos
Teresa F. Santos
General Counsel

cc:	Thomas J. Clarke, Jr.
Eric Ashman